Exhibit 22
Subsidiary Issuers of Guaranteed Securities
As of December 31, 2022, Becton, Dickinson and Company (“BD”) is the guarantor of the senior unsecured registered notes listed below issued by Becton Dickinson Euro Finance S.à r.l. (“BD Finance”). BD owns, directly or indirectly, 100% of BD Finance.
Becton Dickinson Euro Finance S.à r.l.
0.334% Notes due August 13, 2028
1.336% Notes due August 13, 2041
1.213% Notes due February 12, 2036
1.208% Notes due June 4, 2026
0.632% Notes due June 4, 2023